Mail Stop 6010
Via Facsimile and U.S. Mail

June 15, 2007

Mr. David B. Greenfield
Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda HM 08

Re: AXIS Capital Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-31721

Dear Mr. Greenfield:

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel Parker
Accounting Branch Chief